Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES (1)

	For the years ended December 31,
	2000	2001	2002	2003
Earnings:
Income (loss) from operations before income taxes	$(33,470)	$(31,226)	$(207,594)	$43,939
Plus: Fixed charges	$40,155	$50,708	$56,623	$59,169

	$6,685	$19,482	$(150,971)	$103,108
Fixed charges:
Interest expense	$40,155	$50,239	$56,152	$58,366
Interest portion of rent expense	—	469	471	803

	$40,155	$50,708	$56,623	$59,169
Ratio of earnings to cover fixed charges (2)	—	—	—	0.8	x

(1)	For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges are equal to interest expense plus one-third of operating rental expense which management believes is representative of the interest component of rent expense.

(2)	Earnings were insufficient to cover fixed charges for the years ended December 31, 2000, 2001 and 2002 by $73.6 million, $81.5 million and $263.7 million, respectively.